June 26, 2013

Pamela A. Long
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549

RE: Strategic Environmental & Energy Resources, Inc.
Registration Statement on Form 10
Filed May 21, 2013
File No. 001-35941

Dear Ms. Long,

I am submitting this letter in response to the Staff’s letter of comments dated June 17, 2013 regarding our Form 10 filed on May 21, 2013.

Our responses below have been numbered to correspond to the Staff’s comments.  Amendment No. 1 to Form 10 has been filed contemporaneously with this letter.

General

1. We note that the filing has been submitted on EDGAR as a Form 10-12B. Please clarify whether you are filing the Form 10 to register your common stock pursuant to Section 12(b) or Section 12(g) of the Exchange Act.

Response: We are filing Form 10 to register our common stock pursuant to Section 12(g) of the Exchange Act as such Amendment No.1 to Form 10 has been amended accordingly from a 10-12B to a 10-12G/A.

2.  Please be advised that the Form 10 registration statement will become automatically effective 60 days after the original filing date pursuant to Section 12(g)(1) of the Exchange Act, to the extent applicable. If our comments are not addressed within the 60-day period, you should consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 that includes changes responsive to our comments. If you do not withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act.

Response: We acknowledge this comment.

3. Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your registration statement that you are an emerging growth company and revise your registration statement to:
•	Describe how and when a company may lose emerging growth company status;
•
Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	State your election under Section 107(b) of the JOBS Act:
o
If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o
If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide disclosure explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Response: We have determined that the Company is an Emerging Growth Company and have added a section under "Emerging Growth Company Status". We have also added additional risk factors to Item 1A - Risk Factors regarding our status as an Emerging Growth Company.

Business, page 2

General

4. We note the disclosure in Note 2 to your financial statements that you have not filed federal and state tax returns since inception and that the tax periods for the years ending December 31, 2008 through 2012 are “open to examination by federal and state authorities.” Please add disclosure in this section detailing regarding this fact and clarify whether federal and state authorities are currently investigating these tax periods. In addition, please disclose outstanding balances due to federal and state governments and add any disclosure to your Legal Proceedings section to the extent required by Item 103 of Regulation S-K.

Response:  We have added additional disclosure under Part 1, Item 1 Business under the caption "Income Taxes".

5. In some places in this section you use terms that are industry specific jargon. For example, you use the terms “pyrolitic first phase,” “cold plasma second phase,” and “H2S.” Please revise to provide context for these terms so an investor not familiar with your industry can understand your use of these terms.

Response: We have added additional language to clarify industry specific jargon so that an investor can better understand the use of these terms.

Overview, page 2

6. Please provide additional disclosure about your status as a public company and the 2008 reverse merger. For instance, please disclose the name of the public registrant with whom you effected the reverse merger.

Response: We have provided additional disclosure regarding the 2008 reverse merger.

7. Your disclosure states that you own and manage four operating entities, but your disclosure lists five separate subsidiaries with only three appearing to have operations. Please revise and clarify to indicate the extent of each subsidiary’s activities and revenues.

Response: Added additional disclosure and clarified the operating status of each subsidiary.

8. Please disclose in this section an overview of your current financial condition, including that you have an accumulated deficit of $11.77 million and that you have experienced recurring losses.

Response: Added a caption entitled "Financial Condition" to Item 1 - Business

9. Please discuss your dependence on one or a few major customers, and, to the extent material, disclose the names of such customers. We note the disclosure in Note 2 to your financials that as of December 31, 2012 you had one customer who accounted for approximately 38% of your accounts receivable and had two customers with sales, when combined, in excess of 27% of your total revenue. See Item 101(h)(4)(vi) of Regulation S-K. Please also file any contracts with such customers as exhibits to the Form 10 to the extent material.

Response: We have added disclosure regarding the name(s) of our major customer(s) and our dependence upon them.  With regard to significant customers, the Company does not have a single contract or master agreement with this significant customer.  The revenue generated from this customer is a series of small service requests none of which is material individually.

Subsidiaries, page 2

10. Please disclose, to the extent accurate, that you have three separate segments. Identify which operating subsidiary is part of which segment as well as the percentage of net sales generated by each subsidiary and each segment so that investors can understand the dependence of your business on the operations of any particular subsidiary.

Response: We have added a caption titled "Segment Information" to Item 1 – Business to clarify each subsidiary and the segment to which it applies and the percentage of net sales generated by each segment.

11. Please disclose the status of operations for Benefuels, LLC, including the current activities of Benefuels and when you expect operations to commence. See Item 101(h)(4)(iii) of Regulation S-K.

Response:  Added language to clarify the status of BeneFuels and when we expect to commence operations.

Business Strategy, page 3

12. We note your disclosure regarding “recently-formed, long-term contractual relationships with partners in the up-stream oil and gas production sector.” To the extent such contracts are material to your business, please provide a summary of the material terms of such contracts and file them as exhibits to the Form 10.

Response: The language has been amended to exclude the term contractual relationships to relationships as contracts are currently being negotiated and have not been executed.

Intellectual Property, page 4

13. The disclosure “REGS pioneered the development and use of a unique non-human-entry cleaning system – the Mobile Powered Cleaning Unit (MPCU) – a highly mobile, self-contained system that utilizes robotic tank-cleaning devices” may suggest that this subsidiary was the first to utilize non-human tank cleaning systems. Please revise your disclosure to place this in context. For instance, disclose as applicable the extent other companies use non-human systems to clean tanks in this industry.

Response: This entire disclosure has been eliminated as there are additional companies in the marketplace that have non-entry tank cleaning systems.

14. Please disclose the duration of the patent issued to MV. See Item 101(h)(4)(vii) of Regulation S-K.

Response:  Added language regarding the year the patent was issued and the duration of the patent.

15. We note the disclosure on page two that PWS has a patent-pending technology that it expects to “deliver” in the third quarter of 2013. Please disclose the status of the patent application and whether the business of PWS is dependent on this patent. Further, please quantify the “extensive” provisional and non-provisional applications.

Response: The disclosure under Item 1. Business, page 3 and under Business Strategy, page 6 has been modified to include the PWS patent is under review by the US Patent Office and we are not dependent upon the patent to develop our business.

Research and Development, page 6

16. Please revise your disclosure to provide a greater understanding of the significant increase in the amounts spent on research and development in the past two years. Please also estimate the extent to which the cost of such activities is borne directly by customers.

Response: Added language to discuss the reasons for the significant increase in research and development.

Employees, page 6

17. Please revise to clarify, if true, that you have 63 full-time employees.

Response: Updated the status of the number of employees as of May 31, 2013

Risk Factors, page 6

We are subject to certain rules and regulations of federal, state and financial market exchange entities . . ., page 9

18. We note your statement that because your common stock is “publicly traded,” you are subject to certain rules including the Sarbanes-Oxley Act of 2002. However, it appears that you have not been subject to the reporting requirements of the Exchange Act and therefore Section 404 of the Sarbanes-Oxley Act would not be applicable to you. Please revise this risk factor to explain specifically how the referenced rules and regulations have affected you historically. To the extent you wish to reference compliance with such rules and regulations following effectiveness of the Form 10, please revise your disclosure to clarify.

Response:  Our disclosure has been revised to eliminate disclosure regarding compliance with Section 404 of the Sarbanes-Oxley Act.

Our stock is considered a “penny stock” . . ., page 9

19. We note your statement that “[t]hese disclosures require you to acknowledge you understand the risk associated with buying penny stocks and that you can absorb the entire loss of your investment.” Please revise this statement to remove any suggestion that the disclosure in the Form 10 requires an investor to make such acknowledgements.

Response:  Language has been revised to eliminate the statement.

Selected Financial Data, page 11

20. In order not to imply a greater degree of precision than exists, please revise your presentations of net loss per share, basic and diluted for the three months ended March 31, 2013 and March 31, 2012 throughout the filing to round only to the nearest cent.

Response:  The per share data has been amended to round to the nearest cent.

Management Discussion and Analysis of Financial Condition and Results…page 12

General

21. We note your reference to “Cautionary Statements” at the beginning of the Form 10. We are unable to locate this section. Please revise accordingly.

Response: Reference to Cautionary Statements has been eliminated and additional language has been added regarding forward looking statements.

Results of Operations for the year ended December 31, 2012…, page 13

22. Please expand/revise your discussion under results of operations for all periods to:

•
Quantify the extent to which increases in service and product revenues are attributable to changes in prices, volume or amount of projects, or change in mix of projects. For example, you explain on page 13 the increase in revenues is primarily attributable to the increase in revenues from your industrial cleaning segment. However, you do not provide any additional insight into the reasons for the increase in revenues from your industrial cleaning segment;

•
Provide a more robust explanation for the changes in line items within your statements of income including but not limited to product costs and service costs. For example, you indicate on page 14 that the increase from the quarter ended March 31, 2012 to 2013 was primarily attributable to the 134% increase in revenues which resulted in an increase of $875,000 or 119% in product and service costs without further explanations as any other reasons for the increase in product and service costs; and

•
Enhance your disclosure to discuss the business reasons for the changes between periods in the significant line items of each of your segments. At a minimum, you should discuss the changes in revenue, material expenses and income (loss) for each segment. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item.

This is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. See Item 303(a)(3) of Regulation S-K.
Response: MD&A has been greatly expanded to add additional information about changes in revenues and expenses from year to year and quarter to quarter.

Changes in Cash Flow, page 13

Operating Activities, page 13

23. Cash flows used by operating activities was $1.5 million for the year ended December 31, 2012 compared to cash flows used by operating activities of $75,000 for the year ended December 31, 2011. Please expand this disclosure to discuss the components that resulted in the increase in cash flows used by operations as well as the underlying reasons for changes in these components, with specific discussions for account receivables, costs in excess of billings on uncompleted contracts, accrued liabilities and related party notes payable accrued interest, billings in excess of revenue on uncompleted contracts and payroll taxes payable. It is also unclear what you mean by the timing of cash receipts and disclosure for all periods presented.

Response: Disclosure of changes in cash flow from operating activities has been amended to enhance disclose regarding reason for changes in cash flow from period to period.

Security Ownership of Certain Beneficial Owners and Management, page 18

24. Please revise the table to provide share ownership as of the most recent practicable date. Please also disclose the total number of shares beneficially owned by each shareholder and indicate by footnote the amount of shares with respect to which such persons have the right to acquire beneficial ownership as specified in Rule 13d-3. See Item 403(b) of Regulation S-K.

Response: Table and disclosure has been revised

Directors and Executive Officers, page 18

25. Please revise to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each of your directors should serve as a director. See Item 401(e) of Regulation S-K.

Response:  The disclosure has been amended to include additional experience and qualifications that led us to the conclusion that each director should serve as a director.

26. We note that the disclosure on page 19 lists only some of the legal proceedings that would trigger disclosure pursuant to Item 401(f) of Regulation S-K and covers only the past five years as opposed to the past ten years. Please either revise the disclosure so that it covers the past ten years and encompasses all legal proceedings listed in Item 401(f) or delete the disclosure and disclose only those specific events that would trigger disclosure under Item 401(f), if any.

Response: The disclosure has been eliminated as there were no specific events that would trigger disclosure under Item 401(f)

Certain Relationships and Related Transactions and Director Independence, page 22

27. We note that this section does not include most of the related party transactions listed in Note 7 and Note 10 to your financial statements. Please revise this section to provide all of the information required under Item 404(d) of Regulation S-K, including identification of the person or entity involved in the transaction. Further, for transactions involving indebtedness, please include the largest aggregate amount of principal outstanding during the period, the amount outstanding as of the latest practicable date, the amount of principal paid during the periods for which disclosure is provided, the amount of interest paid during the period for which disclosure is provided, and the rate or amount of interest payable on the indebtedness.

Response: This section has been amended to include related party transaction listed in Note 7 and Note 10 to our consolidated financial statements.

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 23

28. Please disclose that there is no established public trading market for your common shares.

Response: We have added disclosure that there is no established trading market for our common shares.

29. Please provide the high and low sales prices through March 31, 2013 and any other subsequent interim period for which financial statements are required. See Item 201(a)(1)(iii) of Regulation S-K.

Response:  This section has been amended to include the high and low sales process through March 31, 2013.

30. Please disclose the number of holders of common stock as of the most recent practicable date. See Item 201(b) of Regulation S-K.

Response:  This section has been amended to include the number of holders of common stock as of May 31, 2013.

Recent Sales of Unregistered Securities, page 23

31. Please provide the information required by Item 701 of Regulation S-K for all unregistered securities sold by you in the past three years, including the persons or class of persons to whom the securities were sold and the amount of consideration received by the company. Please also ensure that all unregistered securities sold during this time period are included in your disclosure. We note, for example, that sales referenced in Note 12 to your financial statements are not included in this section.

Response:  This section has been amended to included the class of persons whom securities were sold and the consideration received by the Company.  Sales of securities mentioned in Note 12 of our consolidated financials have also been included here.

Exhibits

32. We note that you have not filed all instruments defining the rights of holders of long-term debt. Please file all such instruments where the amount of securities authorized thereunder exceeds 10 percent of the total assets of the company. To the extent the total amount of securities authorized does not exceed 10 percent of your total assets, please either file the instruments or file an agreement to furnish a copy of such agreement upon request. See Item 601(b)(4) of Regulation S-K.

Response: The registration rights agreement mentioned in the ATMI convertible note was never executed by the parties to the convertible note, as such, the Company believes it has filed all instruments defining the rights of holders of long term debt.

33. Please file any copies of any employment agreement, management contract or compensatory plan entered into with your directors or named executive officers. See Item 601(b)(10) of Regulation S-K.

Response: We have added disclosure under Item 6 Executive Compensation that named executive officers and directors are not covered by written employment agreements or contracts.  Also the Company does not have any other compensatory plans.

Financial Statements

General

34. Please note the updating requirements of Rule 8-08 of Regulation S-X. Prior to your Form 10 going automatically effective 60 days after its initial filing, the updating of your financial statements should be accomplished by updating your Form 10. If you do not withdraw your Form 10 prior to it going automatically effective, you will be subject to the reporting requirements of the 1934 Act. The 1934 Act requires, among other things, your filing of Forms 10-K and 10-Q, even if we still have open comments on your Form 10.

Response: The Company is aware of the updating requirements of Rule 8-08 of Regulation S-X and will comply as required.

Consolidated Statements of Operations, page F-3

35. Please revise to include your loss on sale of property and equipment within loss from operations. Refer to ASC 360-10-45-5.

Response:  The consolidated statement of operations has been amended to disclose loss on sale of property and equipment as a component of the loss from operations.

Consolidated Statement of Stockholders Equity (Deficit), page F-4
Consolidated Statement of Cash Flows, page F-5

36. Please reconcile the supplemental disclosures of noncash financial and investing activities within your Consolidated Statement of Cash Flows related to the conversion of notes payable and accrued interest to common stock to the activity reflected in your Consolidated Statement of Stockholders’ Equity (Deficit).

Response: See reconciliation below:
Conversion of noted payable	$148,500
Conversion of bridge loans and interest	$358,000
Sale of common stock and warrants with bridge loans	$300
Gain on conversion of debt to equity	$305,800
Rounding	$(200)
Conversion of notes payable and accrued interest
To common stock (supplemental disclosure)	$812,400

Note 2 – Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F- 10

37. You indicate that product revenue is accounted for under the percentage-of-completion method for projects with durations in excess of three months and the completed contract method for all other projects. Please disclose your accounting policy for pre-contract costs, approved and unapproved change orders, and claims on your percentage-of-completion contracts, if applicable. Please similarly revise your disclosures elsewhere in the filing.

Response:  This revenue recognition policy footnote has been amended.

Income Taxes, page F-11

38. Please discuss why you have not filed federal and state tax returns since inception and the potential implications, accounting and/or otherwise, of not doing so.

Response:  This footnote has been amended to disclose why returns have not been filed and the potential implications.

Note 9 – Debt, page F-16

39. You indicate that you entered into a loan agreement evidenced by a convertible secured promissory note with Advanced Technology Materials, Inc. on February 14, 2012. You disclosed that the entire loan can be converted into common stock at $0.50 per share at any time. Please tell us what consideration you gave to whether your convertible secured promissory note has a beneficial conversion feature. Refer to ASC 470-20-25-4 through 25-6.

Response: A beneficial conversion feature did not arise because the conversion price was above the per share fair market value of the underlying stock at the time the convertible promissory note was entered into.

40. You disclose that you will provide the lender with a registration rights agreement granting piggy-back registration rights to the lender. Please disclose whether there are any cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties resulting from delays in registering your common stock. Refer to FASB ASC 825-20-50-1.

Response:  The registration rights agreement was never executed, therefore reference to this agreement has been eliminated from the footnote.

Note 12 – Equity Transactions, page F-19

2012 Common Stock Transactions, page F-19

41. During 2012, you issued 900,000 shares of common stock upon conversion of a delinquent note payable of $446,500 resulting in a gain on debt settlement of $305,800. Please revise your disclosure to discuss how you determined the fair value of the shares issued upon settlement.

Response:  This footnote has been amended to include additional disclosure on how the fair market value of the shares issued was determined using the 2012 private placement.

42. During 2012, the Company received $350,000 in return for issuing convertible debt. As an inducement to enter into the convertible debt, the convertible note holders received 350,000 shares of common stock and warrants to purchase 350,000 shares of common stock at $.50 per share exercisable for a period of 5 years. In 2012, the convertible debt and accrued interest totaling $358,100 was converted into 1,790,400 shares of common stock. We have the following comments regarding these transactions.

•	Please disclose the conversion terms of the convertible debt;
•	Please disclose the fair value of the 350,000 shares of common stock and warrants to purchase 350,000 shares of common stock at $.50 per share. Indicate how you determined fair value; and

•	Please separately quantify the discount related to the common stock and warrants and the beneficial conversion feature.

Response: This footnote has been amended to include the additional disclosure noted in above.

Note 15 – Segment Information and Major Customers, page F-23

 43. You indicate that you operate in three business segments. However, your table includes a column called solid waste. Please revise your disclosures to provide additional information regarding the solid waste column. Please tell us what this column represents and whether this represents a separate business segment.

Response: This footnote has been amended to include and table of what operating entities are included in the business segments.

Note 18 - Subsequent Events, page F-25

44. Please disclose the date through which subsequent events have been evaluated. Please also disclose whether that date is the date that the financial statements were issued or the date the financial statements were available to be issued. Please address this comment as it relates to your interim financial statements as well. Refer to ASC 855-10-50-1.

Response: This footnote has been amended to include the date the financial statements were issued.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If it would expedite the review of the information provided herewith, please do not hesitate the contact me at (303) 880-2880 or mlamirato@seer-corp.com.

Sincerely

/s/ Monty Lamirato
Acting Chief Financial Officer